UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IDEAL POWER INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

451622 10 4

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451622 10 4	Schedule 13G	Page 2 of 5

1		NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Peter A. Appel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
	5	SOLE VOTING POWER 882,826 shares (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 882,826 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,826 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.01% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	This number includes 580,777 shares of common stock and three warrants for the purchase of an aggregate 302,649 shares of common stock.
(2)	Based on 7,350,884 shares of common stock outstanding as of December 31, 2014 as provided by the Issuer (including 302,649 shares of common stock subject to out standing warrants which are currently exercisable).

CUSIP No. 451622 10 4	Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:
Ideal Power Inc.____

(b)	Address of Issuer’s Principal Executive Offices:
4120 Freidrich Lane, Suite 100
Austin, TX 78744

Item 2.

(a)	Name of Person Filing:
Peter A. Appel

(b)	Address of Principal Business Office or, if none, Residence:
3505 Main Lodge Drive
Coconut Grove, FL 33133

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number: 451622 10 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	882,826 shares

(b)	Percent of Class:	12.01% (2)

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:	882,826 shares
	(ii) Shared power to vote or to direct the vote:	__0___ shares
	(iii) Sole power to dispose or to direct the disposition of:	882,826 shares
	(iv) Shared power to dispose or to direct the disposition of:	___0___ shares

CUSIP No. 451622 10 4	Schedule 13G	Page 4 of 5

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

CUSIP No. 451622 10 4	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2015

By:	/s/ Peter A. Appel
Name:	Peter A. Appel